Filed by Panacea Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nuvation Bio Inc.

Commission File No.: 001-39351

With $850m, Nuvation Aims To Speed Novel Cancer Drugs To Patients

Scrip Informa Pharma Intelligence

By Mandy Jackson

October 22, 2020

Nuvation started in 2018 and raised a $275m series A round in 2019. Now it is merging with the EcoR1 Capital-sponsored SPAC Panacea Acquisition Corp. and raising $500m in equity capital.

NUVATION'S GROWTH IS POWERED BY VETERANS OF MEDIVATION AND OTHER HIGH-PROFILE COMPANIES

Nuvation Bio, Inc. founder and CEO David Hung is taking his two-year-old cancer drug development start-up public in a reverse merger with Panacea Acquisition Corp., a special purpose acquisition corporation (SPAC) sponsored by EcoR1 Capital, following a similar playbook to his last successful venture – Medivation, Inc., the developer of prostate cancer blockbuster Xtandi (enzalutamide), which Pfizer Inc. acquired for $14.3bn in 2016.

The former Medivation CEO, after a brief detour heading up Axovant, is returning to oncology, but the new company is keeping details about the seven cancer drug programs in its pipeline under wraps.

Nuvation began looking for novel cancer drug candidates in 2018 and closed a $275m series A round in 2019. Now, when the merger with Panacea closes in the first quarter of 2021, the company will have more than $850m in cash, including Nuvation’s venture capital, Panacea’s $144m and more than $500m from an equity financing that will close concurrent with the merger.

This will fund the company’s plan to file six new investigational new drug (IND) applications with the US Food and Drug Administration through 2026; Nuvation will take its first drug candidate into the clinic in 2021.

EcoR1 established Panacea as a SPAC in April 2020. A SPAC, also referred to as a blank check company, is formed to acquire other companies and Panacea’s intention was to buy a biotechnology company. It went public on 30 June with the sale of 12.5 million shares at $10 each to gross $125m.

Under the merger agreement, Nuvation shareholders and option holders will convert all of their vested equity interests into a total of 150 million shares or equivalent options of the combined company, while Panacea’s shareholders will retain their common stock and warrants on a one-for-one basis as common stock and warrants of the combined company operating under the Nuvation banner.

Investors in the concurrent equity financing include lead investor EcoR1, which will invest $50m, as well as new investors 683 Capital, Ally Bridge Group, Avidity Partners, Deerfield Management Co., Irving Investors, Monashee Investment Management LLC, OrbiMed, Wellington Management and other existing Nuvation shareholders, including The Baupost Group, Boxer Capital of the Tavistock Group, Fidelity Management & Research Co. LLC, Omega Funds, Perceptive Advisors, Redmile Group and Surveyor Capital (a Citadel Company).

A Compelling Proposal To Boost Nuvation’s Funding

Hung told Scrip in an interview that Nuvation wasn’t looking for additional financing at the time that Panacea approached the company about a merger. But based on his prior knowledge of EcoR1’s principals, Panacea’s approach and his team’s experience with a SPAC merger at Medivation, he said he thought the proposal was worth considering. EcoR1 was one of Nuvation’s series A investors.

“When I founded Medivation back in 2004 we actually merged into a SPAC and that allowed us to not only access the capital markets that enabled the approval of what is now the world's largest prostate cancer drug, Xtandi, but additionally our total capital raised at Medivation after 13 years was $433m and when the company was acquired in 2016 by Pfizer for $14.3bn that represented a more than 21,000% return for our investors,” Hung said. (Also see "Pfizer’s $14bn Medivation Buyout Shows How Far Pharma Will Go In Oncology" - Scrip, 22 Aug, 2016.)

“We were the most successful health care SPAC in history and so we were very familiar with the process,” he continued. “We had a good experience with it and so when Panacea proposed this merger, given the principals I knew there and also the A-list investors that were in the Panacea SPAC, I thought it was a very attractive option for us to consider.”

Panacea CEO and EcoR1 portfolio manager Oleg Nodelman said during a 21 October call to discuss the merger with the SPAC’s investors that Nuvation has all of the characteristics that EcoR1 has observed in successful biotech companies: a deep drug development pipeline, a technology platform or drug discovery engine that could enable and replicate success over time, therapies for large patient populations that are not well served by existing therapies and a level of capitalization that allows the team to focus on execution rather than raising money.

Nodelman said Nuvation also had the benefit of an experienced drug development team that has shown they can get drugs to the finish line, including Xtandi and the PARP inhibitor Talzenna (talazoparib), which Medivation licensed from BioMarin Pharmaceutical Inc. in 2015. Pfizer won approval for the drug as a treatment for certain breast cancer patients in the US in 2018 and the EU in 2019. (Also see "Pfizer Expands In Breast Cancer With Talazoparib Approval" - Scrip, 16 Oct, 2018.)

Nuvation’s First Clinical Trial To Start Next Year

Hung said the Panacea merger and concurrent equity financing will help Nuvation Bio advance its pipeline of wholly owned and internally developed drug candidates, which include:

The CDK2/4/6 inhibitor NUV-422 for which the US Food and Drug Administration recently accepted an investigational new drug (IND) application. A Phase I/II clinical trial is expected to begin enrolling patients with high-grade glioma by the first quarter of 2021 with top-line Phase I data expected in 2022. Additional targeted indications include metastatic brain tumors, estrogen receptor-positive metastatic breast cancer and metastatic castration-resistant prostate cancer.

The BET inhibitor NUV-868, which initially will be developed for acute myeloid leukemia with an IND application submission planned for 2021 and initiation of a Phase I/II AML trial expected to begin during the first half of 2022.

The WEE1 inhibitor NUV-569 with an IND submission planned for the second half of 2021 and a Phase I/II trial in pancreatic cancer expected to start in 2022.

The A2A adenosine receptor antagonist NUV-1182, which will be developed in combination with other immuno-oncology agents, including PD-1/L1 inhibitors and chimeric antigen receptor T-cell (CAR-T) therapies.

Multiple drug-drug conjugates (DDCs), including one targeting PARP and the androgen receptor for prostate cancer and another targeting PARP and the estrogen receptor for breast and ovarian cancers, with plans to nominate the company’s first DDC target by the second half of 2022.

During Panacea’s investor call, Hung said that Nuvation’s intellectual property portfolio includes two issued US patents, more than 20 pending US patent applications, more than 15 pending Patent Cooperation Treaty patent applications, and more than 40 pending foreign patent applications with expected expirations between 2038 and 2041.

“We believe that the best way to tackle cancer is to hit it from many different angles,” the CEO told Scrip. “We've developed a deep pipeline of six novel therapeutic candidates that each differently target some of the most critical pathways that cancer cells use to grow and we've shown in our preclinical studies that these new agents demonstrate significant activity even where currently approved drugs have failed.”

Cash Enables Parallel, Not Serial Development

“Now having over $850m in cash, it will give us the ability to move these programs along in parallel as opposed to having to do them in series,” Hung said. “We've always said our overarching goal at Nuvation Bio is to make the best possible oncology therapeutics and deliver them to patients as fast as is humanly possible to achieve. I think that this financing really gives us a lot of options and we believe will help us fulfill our mission much more easily.”

To put the magnitude of Nuvation’s cash balance after the Panacea merger and equity financing in perspective, he noted that Medivation raised only $433m from investors in its 13 years and developed two now-approved drugs with half the funding that Nuvation will have raised in two or three years.

Nuvation will consider making deals around its drug candidates, but Hung said “having this much capital on hand really gives us so many options now that we don’t really need to partner if we don't think it's in our best interest and we don't think it's going to help us bring drugs to patients faster.”

The company is specifically focused on drugs for difficult-to-treat cancers and plans to use its experience from rapidly developing Xtandi, which went from its first in vitro lab experiment to approval in just seven years, Nodelman noted.

“We've really thought long and hard about what the best ways are to treat cancer, how do we address issues like drug resistance or the durability of responses or side effect profiles and we've really thought long and hard about the greatest efficiencies in cancer therapy and the best way to get around those issues,” Hung said. “Our team of chemists has been working around the clock for two years reading thousands of molecules to identify the half dozen that are currently in our early-stage development pipeline.”

He noted that all of the drug candidates were invented by Hung himself, the former head of chemistry at Medivation or the team of chemists that his team worked with at Medivation for more than a decade. He said the team has been able to advance drug candidates quickly in the past because they are highly focused, its communications are deliberate and direct, and its members are efficient decision makers.

“Today we have about 25 full-time employees; we also make use of some consultants,” Hung said. “We probably will be expanding as we get into the clinic, because clinical programs require more personnel, but fortunately we are now well capitalized to do everything that we need to do to get these programs through development and get these agents to patients as quickly as we can.”

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Forward-Looking Statements Legend

This article contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about the pending Merger between Panacea Acquisition Corp. (“Panacea”) and Nuvation Bio Inc. (“Nuvation”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction including the timing of the closing, Nuvation’s plan to file six new drug applications and the plan to take its first drug candidate into the clinic in 2021. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this article; the risk that Nuvation will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; the effects of competition on Nuvation’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Panacea or Nuvation is not obtained; the risk of failure to realize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the U.S. Securities and Exchange Commissions (the “SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation presently know, or that Panacea or Nuvation currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation’s expectations, plans, or forecasts of future events and views as of the date of this article. Panacea and Nuvation anticipate that subsequent events and developments will cause Panacea’s and Nuvation’s assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Panacea, Nuvation and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

A full description of the terms of the Agreement and Plan of Merger and the related transactions will be provided in a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Panacea that will include a prospectus with respect to Panacea’s securities to be issued in connection with the merger and a proxy statement with respect to the stockholder meeting of Panacea to vote on the merger. Panacea urges its investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Panacea, Nuvation and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of Panacea as of a record date to be established for voting on the proposed merger. Once available, stockholders and investors will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Panacea through the SEC’s website (www.sec.gov). The documents filed by Panacea with the SEC may also be obtained free of charge at Panacea’s website at https://panacea.ecor1cap.com/home/default.aspx or upon written request to 357 Tehama St Floor 3 San Francisco, CA 94103.

Participants in Solicitation

Panacea and Nuvation and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this article under the rules of the SEC. Information about the directors and executive officers of Panacea is set forth in Panacea’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 2, 2020, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. Additional information regarding the interests of those persons and other persons who may be deemed participants in the solicitation of the Panacea stockholders in connection with the potential transactions may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This article is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.